Contact

www.linkedin.com/in/sada-wane-625043156 (LinkedIn)

Top Skills

Entrepreneurship
Leadership
Project Management

Sada Wane

Co-Founder, CEO at XpressRun (Techstars'22, Google Accelerator)
Louisville, Kentucky, United States

Experience

XpressRun

Co-Founder & CEO
April 2021 - Present (2 years 3 months)
Louisville, Kentucky, United States

XpressRun is a technology platform that leverages the power of predictive analytics to enable smarter inventory placement and same-day delivery at ground shipping rates while giving DTC brands end to end ownership of the delivery process.

• Techstars Chicago powered by JP Morgan ‘22
• Google For Startups Accelerator ’22

Techstars

Entrepreneur
September 2022 - December 2022 (4 months)
Chicago, Illinois, United States

Techstars Chicago powered by JP Morgan.

Indiana University Southeast

Research
January 2020 - October 2020 (10 months)
New Albany, Indiana

Human Computer Interaction.

e-Teranga

Co-Founder & CEO
November 2019 - October 2020 (1 year)
Dakar, Senegal

All-in-one e-commerce solution to sell & ship anywhere in Senegal.

Education

University of Louisville

Neuroscience

Indiana University Southeast

Bachelor's degree, Neuroscience & Informatics